Exhibit 99.6

BAYTEX ANNOUNCES QUARTERLY DIVIDEND FOR JULY 2026

CALGARY, ALBERTA (May 7, 2026) – Baytex Energy Corp. ("Baytex" or the "Company") (TSX:BTE) (NYSE:BTE) announces that its Board of Directors has declared a quarterly cash dividend of CDN$0.0225 per share to be paid on July 2, 2026 to shareholders of record on June 15, 2026.

The U.S. dollar equivalent amount is approximately US$0.0165 per share assuming a foreign exchange rate of 1.36 CAD/US. Payments to shareholders who are not residents of Canada will be net of any Canadian withholding taxes that may be applicable. This dividend is designated an "eligible dividend" for Canadian tax purposes and is considered a "qualified dividend" for U.S. income tax purposes.

Baytex Energy Corp.

Baytex Energy Corp. is a Calgary-based energy company committed to driving shareholder value through disciplined execution. The Company operates in the Western Canadian Sedimentary Basin, featuring the Pembina Duvernay and heavy oil plays in Alberta and Saskatchewan. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com